Mail Stop 6010

June 29, 2007

Ralph Schmitt
Chief Executive Officer
Sipex Corporation
233 South Hillview Drive
Milpitas, California 95035

> **Re:** **Sipex Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 24, 2007**
> **File No. 333-138740**

Dear Mr. Schmitt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

1.   We note your response to prior comment 3. Since you are registering the resale of the warrants held by the selling stockholders, and the warrants are immediately exerciseable by subsequent investors for shares of your common stock, your registration of the resale of the warrants is deemed to be a primary offering of the underlying shares of common stock to subsequent purchasers. As such, please register the primary offering of those shares at this time.

2.   We continue to note your desire to rely on private placement exemptions for the cash exercises of your warrants by accredited investors or qualified institutional

buyers. Since, as noted by the prior comment, the resale offering of the warrants by the current holders is also deemed to be a primary offering of the underlying shares of common stock, please provide us with your analysis as to how your cash exercise transactions will qualify as transactions by an issuer not involving any public offering.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc: Robert G. Day, Esq. (via fax)
        Allison Berry Spinner, Esq. (via fax)